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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                           OMB APPROVAL
                                                    OMB Number:  3235-0145
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                          SCHEDULE 13D, AMENDMENT NO. 5
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               SEDONA CORPORATION
                               ------------------
                                (NAME OF ISSUER)

                         COMMON STOCK ($.001 PAR VALUE)
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   805 893 302
                                 --------------
                                 (CUSIP NUMBER)

 DAVID RICHARD VEY, 11822 JUSTICE AVENUE. SUITE B-6. BATON ROUGE LOUISIANA 70816
--------------------------------------------------------------------------------
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)


             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                DECEMBER 22, 2005



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f)

or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





     PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                       1

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CUSIP NO. 805 893 302
---------------------

1.             NAME OF REPORTING PERSON: David Richard Vey I.R.S.
               IDENTIFICATION NO.: ###-##-####


2. (A) Reporting person is a member of a group and the membership is expressly affirmed.


3.             SEC USE ONLY:____________________________________________________


4.             SOURCE OF FUNDS: WC, PF


5. No legal procedures or actions on Reporting Person's behalf.


6.             CITIZENSHIP: United States Citizen


7.             SOLE VOTING POWER: 42,395,594


8.             No Shared Voting Power.


9.             SOLE DISPOSITIVE POWER: 29,395,594


10.            SHARED DISPOSITIVE POWER: 13,000,000


11.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
               PERSON: 42,395,594


12. The aggregate amount beneficially owned includes all shares without exclusion.


13.            Percent of Class Represented by Amount in Row 11:
               34.50% of Authorized (Inclusive of Derivatives)
               24.20% of Shares Outstanding (Non-Derivatives)

14.            TYPE OF REPORTING PERSON: IN (Individual)

                                       2
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ITEM 1.  SECURITY AND ISSUER:

Sedona Corporation, 1003 W. 9th Avenue, 2nd Floor, King of Prussia, Pennsylvania 19406 Common Stock ($.001 par value)



ITEM 2.  IDENTITY AND BACKGROUND:
(a) David Richard Vey

(b)      Business Address: 11822 Justice Avenue, Suite B-6,
         Baton Rouge, LA 70816

(c)  o   President of Vey Development, Inc., 11822 Justice Avenue, Suite B-6,
         Baton Rouge, Louisiana 70816

     o Partner in Esplanade, L.L.C., 8064 Summa Avenue, Suite A, Baton Rouge, Louisiana 70809

     o Partner in Oak Harbor Investments, L.L.C., 8064 Summa Avenue, Suite A, Baton Rouge, Louisiana 70809

(d) I have not, within the past five years, nor have I ever, been convicted in a criminal proceeding.

(e) I have not within the past five years been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and have not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      I am a legal United States Citizen



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

All funds are either from personal sources or working capital for these related transactions.


ITEM 4.  PURPOSE OF THE TRANSACTION

PURPOSE OF TRANSACTION: The purpose of this investment is motivated by the opportunity for future profits. The company has developed and markets a CRM software application for small to mid-sized financial institutions. The product can be easily adapted for numerous other markets; as such, opportunities for future growth are attractive.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:

  ------------------------------------------------------------------------------
  DESCRIPTION                  ISSUER          FILER          FILER PERCENTAGE
  ------------------------------------------------------------------------------
  Shares Outstanding        87,324,334       30,181,939             34.50%
    (Non-Derivative)
  ------------------------------------------------------------------------------
  Shares Authorized        175,000,000       42,395,594             24.20%
                                      (Including Derivatives)
  ------------------------------------------------------------------------------


  ------------------------------------------------------------------------------
  VOTING AND DISPOSITION       VOTING       DISPOSITION      SHARED  DISPOSITION
  ------------------------------------------------------------------------------
    David R. Vey            42,395,594       29,395,594           13,000,000
  ------------------------------------------------------------------------------
    Richard T. Hartley          ---              ---              13,000,000
  ------------------------------------------------------------------------------


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  TRANSACTIONAL HISTORY:  (TRANSACTIONAL DOCUMENTATION ATTACHED AS EXHIBIT 1.)

                                  COMMON STOCK
                 (NON-DERIVATIVE) SECURITIES BENEFICIALLY OWNED

  ------------------------------------------------------------------------------
    DATE                                              TOTAL SHARES
  PURCHASED      AMOUNT OF SHARES       PRICE PAID      TO-DATE       OWNERSHIP
  ------------------------------------------------------------------------------

  ------------------------------------------------------------------------------

  ------------------------------------------------------------------------------

                                  COMMON STOCK
                   (DERIVATIVE) SECURITIES BENEFICIALLY OWNED

  ------------------------------------------------------------------------------
    DATE                                              TOTAL SHARES
  PURCHASED      AMOUNT OF SHARES       PRICE PAID      TO-DATE       OWNERSHIP
  ------------------------------------------------------------------------------
  12/22/2005          857,142            $0.1400      12,213,655        Direct
  ------------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         Copies of the Convertible Note listed in the Derivative Table Above are attached hereto (Exhibit 1).

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS:

Exhibit 1

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 4, 2006
      ---------------


David R. Vey
---------------------------------------------------
SIGNATURE

David Richard Vey, President, Vey Development, Inc.
---------------------------------------------------
NAME/TITLE


                                       4

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                                    EXHIBIT 1











































                                       5
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THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT")
OR ANY APPLICABLE STATE SECURITIES LAWS. IT MAY NOT BE CONVERTED, SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.


                                CONVERTIBLE NOTE

$120,000.00                                        King of Prussia, Pennsylvania

FOR VALUE RECEIVED, the undersigned, SEDONA CORPORATION, a Pennsylvania Corporation ("Maker"), promises to pay to David R. Vey ("Holder"), with the address of 11822 Justice Avenue Suite B-6 Baton Rouge, Louisiana 70816, the principal sum of One Hundred Twenty Thousand Dollars ($120,000.00), together with interest thereon at the rate of eight percent (8%) per annum of the principal sum of the convertible note until the earlier of Maturity or the date upon which the unpaid balance shall be paid in full (the or this "Note").

         1. Definitions. The following definitions are applicable to the words, phrases or terms used in this Note.

                  (a) The term "Average Closing Price" shall mean the average of the closing sales price of a share of the Maker's common stock as reported by the Principal Market.

                  (b) The term "Common Stock" shall mean the Maker's common stock, par value $0.001 per share.

                  (c) The term "Holder" shall mean and include all successors and assigns of any owner or holder of this Note.

                  (d) The term "Maker" shall mean and include all makers, co-makers and other parties signing on the face of this Note and their successors and assigns, and the use of the plural number shall include the singular, and vice versa.

                  (e) The term "Maturity" shall mean the date on which this Note shall be due and payable in full, which date shall be December 22, 2006, unless theretofore converted.

                  (f) The term "Principal Market" shall mean the American Stock Exchange, the New York Stock Exchange, the


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                           Nasdaq National Market, the Nasdaq Small Cap Market
                           or the OTC Bulletin Board, whichever is at the time the principal trading exchange or market for the Common Stock, based upon share volume.

         2. Terms of Payment. The Note shall be paid in full, as to principal and any unpaid interest, on or before Maturity. Such Maturity may be extended by mutual consent of the Holder and the Maker. Holder shall have the right to convert the principal balance of the Note and accrued interest into Common Stock at any time. Unless otherwise designated in writing, mailed or delivered to Maker, the place for payment of the indebtedness evidenced by this Note shall be the Holder's principal address as noted above. Payments received on this Note shall be applied first to accrued interest, and the balance to principal.

         3. Interest. Interest shall be paid semi-annually in arrears. Interest may be paid in cash or, at the election of the Maker, in shares of common stock valued at the market price based on the average closing price for the five (5) trading days prior to the date that each semi-annual interest payment becomes due.

         4. Security. This note shall be secured by the existing Security Agreement dated March 2003, by the Maker in favor of the Holder.

         5. Events of Default. The following shall constitute an Event of
Default:

                  (a) In the event Maker shall fail (i) to pay any sums due hereunder when due, or (ii) to observe or perform any term, condition, covenant, representation or warranty set forth herein, when due or required, or within any period of time permitted thereunder for cure of any such default or non-performance.

         6. Acceleration of Maturity. Upon the happening of any Event of Default, the unpaid principal and interest due Holder shall, at the option of the Holder, become immediately due and payable.

         7. Limitation on Interest. In no contingency, whether by reason of acceleration of the Maturity of this Note or otherwise, shall the interest contracted for, charged or received by Holder exceed the maximum amount permissible under applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to Holder in excess of the maximum lawful amount, the interest payable to Holder shall be reduced to the maximum amount permitted under applicable law; and, if from any circumstance the Holder shall ever receive anything of value deemed interest by applicable law in excess of the maximum lawful amount, an amount equal to any excessive interest shall be applied to the reduction of the principal of this Note and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal of the Note such excess shall be refunded to Maker. All interest paid or agreed to be paid to Holder shall, to the extent permitted by applicable law, be amortized, pro-rated, allocated, and spread throughout the full period until payment in full of the principal of the Note (including the period of any

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renewal or extension thereof) so that interest thereon for such full period shall not exceed the maximum amount permitted by applicable law.

         8. Remedies; Nonwaiver. Failure of Holder to exercise any right or remedy available to Holder upon the occurrence of an Event of Default hereunder shall not constitute a waiver on the part of Holder of the right to exercise any such right or remedy for that Event of Default or any subsequent Event of Default. The exercise of any remedy by Holder shall not constitute an election of any such remedy to the exclusion of any other remedies afforded Holder at law or in equity, all such remedies being nonexclusive and cumulative. If an Event of Default occurs under this Note and this Note is referred to an attorney at law for collection, Maker agrees to pay all costs incurred by Holder incident to collection, including but not limited to reasonable attorney fees (such fees not to exceed ten percent (10%) of the then outstanding principal balance of the
Note), enforceable as a contract of indemnity, plus all court costs and other expenses incurred at or prior to trial and in connection with any and all appeals.

         9. Waivers. The Maker, endorsers, sureties and guarantors hereof, if any, severally (i) waive presentment, protest and demand, (ii) waive notice of protest, demand, dishonor and nonpayment of this Note, and (iii) expressly agree that this Note may be renewed in whole or in part, or any nonpayment hereunder may be extended, or a new note of different form may be substituted for this Note or changes may be made in consideration of the extension of the Maturity date hereof, or any combination thereof, from time to time, but, in any singular event or any combination of such events, neither Maker nor any endorser, surety or guarantor will be released from liability by reason of the occurrence of any such event, nor shall Holder hereof be deemed by the occurrence of any such event to have waived or surrendered, either in whole or in part, any right it otherwise might have.

         10. Option to Convert Note Into Stock.

                  (a) Holder shall have the sole right and option to convert (the "Conversion Right") the unpaid principal balance of this Note, together with all accrued and unpaid interest, into shares of Maker's voting common stock (the "Shares") having all rights inherent in common stock under the Maker's Articles of Incorporation and Bylaws in effect as of the date hereof (the "Option"). The number Shares to be paid on conversion of the full principal balance shall be 857,142. The number of Shares to be paid on conversion of the accrued and unpaid interest shall be determined by dividing the amount of the accrued and unpaid interest by the average closing price for the five (5) trading days prior to the conversion date.

                  (b) Maker shall file a registration statement to register for resale under the Securities Act of 1933, as amended (the "Securities Act") in a timely manner for all Shares that may be issued under this Note.

         11. Conversion.

                  (a) The Holder may elect in writing to convert all or designated part of the principal amount of the Notes at any time before the Note is paid in full. Before the Holder shall be entitled to convert this Note into Shares, the Holder shall surrender this Note, duly endorsed, at the office of the Maker, and shall give written notice to the Maker at its principal corporate office of the election to convert the same and shall state therein the name or names in which the certificate or certificates for the Shares are to be issued (the "Notice of Conversion").

                  (b) The Maker shall have one (1) business day from its receipt of the Notice of Conversion to elect to prepay the Note by notifying Holder in writing of such election and, within five (5) business days thereafter, delivering to Holder the payment set forth in Paragraph 12 below. In the event that Maker prepays the Note, Holder's right to convert the Note shall terminate, and his Notice of Conversion shall not be effective.

                  (c) In the event that the Maker does not prepay as set forth in subparagraph (b), it shall promptly issue and deliver to the Holder, or to such persons at the address specified by the Holder, a certificate or certificates for the Shares to which the Holder is entitled. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of this Note, and the persons entitled to receive the Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Shares as of such date. No fractional shares shall be issued upon conversion of this Note, and the number of Shares to be issued shall be rounded down to the nearest whole share. If the conversion is not canceled by prepayment, the outstanding portion of the principal balance designated by the Holder will be converted into Shares at $0.14 per share, and accrued and unpaid interest will be converted into Shares at the market price based on the average closing price for the five (5) trading days prior to the conversion date.

         12. Prepayment. The Maker may prepay any part of or the entire principal balance of the Note plus interest in cash at any time without penalty, subject to the right of the Holder to convert the Note into Shares as set forth below. Prior to prepaying, the Maker shall provide Holder with written notice of prepayment (the "Prepayment Notice"). The Holder shall have five (5) business days thereafter in which to elect to convert all of the Note by complying with subparagraph 11(a), above, in which event the Note shall be converted as set forth in subparagraph 11(c), above, and subparagraph 11(b) shall not apply. If Holder does not elect to convert after receipt of the Prepayment Notice, he shall lose his right to convert as well his right to accrue additional interest on the Note following the date of the Prepayment Notice, in which event his sole right under the Note will be to deliver the Note to Maker for prepayment.

         13. Redemption. In the event the Maker receives an investment (in the form of debt, equity, a convertible instrument, or any combination thereof) of $1.0 million or more from a party other than the Holder, during the life of this Note, the Holder may elect in writing to redeem the outstanding Note for cash. The redemption price shall be the unpaid principal balance and the accrued and unpaid interest. Maker shall pay such redemption price promptly upon receipt of the notice of redemption together with this Note.

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         14. Controlling Law. This Note shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania (other than its conflict of laws principles) and the provisions of applicable federal law.

         15. Shareholder Status. Nothing contained in this Note shall be construed as conferring upon the Holder the right to vote or to receive dividends or to consent or to receive notice as a shareholder in respect of any meeting of shareholders for the election of directors of the Maker or of any other matter, or any rights whatsoever as a shareholder of the Maker prior to conversion hereof.

         16. Notices. Any notice required or permitted under this Note shall be in writing and shall be deemed to have been given on the date of delivery, if personally delivered or delivered by courier, overnight express or other method of verified delivery, to the party to whom notice is to be given, and addressed to the addressee at the address of the addressee set forth herein, or the most recent address, specified by written notice, given to the sender pursuant to this paragraph.

         EFFECTIVE as of the 22nd day of December, 2005.

Maker's Address:                            MAKER:
1003 W. 9th Avenue, 2nd Floor               SEDONA CORPORATION
King of Prussia, PA  19406

                                            By:
                                                -------------------------------
                                                Marco A. Emrich
                                                Chief Executive Officer


                                            By:
                                                -------------------------------
                                                Anita M. Primo
                                                Chief Financial Officer

                                            Date:  12-22-05








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